Mail Stop 4561

October 26, 2006

VIA U.S. MAIL AND FAX (213) 235-2229

Mr. Andrzej Matyczynski
Chief Financial Officer and Treasurer
Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA 90040

> **Re:** **Reading International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-08625**

Dear Mr. Matyczynski:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant